

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

John P. Murray
Chief Financial Officer
Wilhelmina International, Inc.
200 Crescent Court
Suite 1400
Dallas, TX 75201

> **Re:** **Wilhelmina International, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-28536**

Dear Mr. Murray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Company

Pro Forma Results of Operations of the Wilhelmina Companies for the Year Ended December
31, 2009 Compared to the Year Ended December 31, 2008, page 20

1.   We note your disclosure of your Pro Forma Operating Income of the Wilhelmina
       Companies. Please tell us how you determined it was not necessary to provide a
       complete set of pro forma financial statements reflecting the adjustments.

Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 35

2.   Please revise future filings to disclose how you accounted for Wilhelmina Kids &
       Creative Management LLC. In your response, please provide us with the proposed
       disclosure you intend to include in your future filings.

Revenue Recognition, page 36

3.   Please tell us how your accounting for advances to models and any repayments of such
       costs complies with U.S. GAAP. Within your response, please reference the authoritative
       accounting literature management relied upon.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief